BAKER & MCKENZIE

貝克·麥堅時律師事務所

[redacted]

07028379

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000004

By Hand

November 20, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 15, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Vincent Wang

Encl.

Letter_to_SEC-503663-v6-HKGDMS.DOC

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on November 15, 2007:

1. Announcement of Proposed A Share Issue by China Shipping Container Lines Company Limited, released on November 19, 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this Announcement calculated to invite offers for any Shares or other securities of the Company.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

PROPOSED A SHARE ISSUE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

In connection with the Company's proposed A Share Issue, the Company submitted a draft of the Prospectus to the CSRC on 19 November 2007 in connection with its application to proceed with the proposed A Share Issue.

The Prospectus, which is prepared in Chinese only, contains consolidated financial information of the Group for the Relevant Periods and the profit forecast of the Group for the year ending 31 December 2007 prepared under PRC GAAP and will be made available on the CSRC's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 19 November 2007 in accordance with Rule 13.09(2) of the Listing Rules. To ensure the timely release of such financial information in Hong Kong and to enable Shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under HKFRS and those prepared under PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods and a reconciliation of the net profit and net assets attributable to equity holders of the Company prepared under HKFRS as compared to those prepared under PRC GAAP, the profit forecast of the Group for the year ending 31 December 2007 prepared under HKFRS in compliance with Rule 14.62 of the Listing Rules, a comparison between the forecast net profit attributable to equity holders of the Company for the year ending 31 December 2007 prepared under HKFRS and the forecast net profit attributable to equity holders of the Company for the year ending 31 December 2007 prepared under PRC GAAP, and the use of proceeds of the proposed A Share Issue.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the PRC in due course and relevant information will be disclosed by the Company in Hong Kong concurrently in accordance with the Listing Rules.

1. PROPOSED A SHARE ISSUE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. Reference is made to the announcement and the circular of the Company dated 9 August 2007 and 15 August 2007 respectively in respect of the proposed A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the said circular.

The Company submitted a draft of the Prospectus to the CSRC on 19 November 2007 in connection with its application to proceed with the proposed A Share Issue. The Prospectus, which is prepared in Chinese only, will be made available on the CSRC's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 19 November 2007 in accordance with Rule 13.09(2) of the Listing Rules.

The proposed A Share Issue will comprise the issue of not more than 2,336,625,000 A Shares to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of the A Shares according to the Prospectus. The Company confirms that the investors who will subscribe for the Company's A Shares under the A Share Issue will be independent third parties and not connected persons (as defined under the Listing Rules) of the Company. The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

For more details of the proposed A Share Issue, please refer to the Prospectus, which is prepared in Chinese only and which will be made available on the CSRC's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 19 November 2007 in accordance with Rule 13.09(2) of the Listing Rules.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the PRC in due course and relevant information will be disclosed by the Company in Hong Kong concurrently in accordance with the Listing Rules.

2. CONSOLIDATED FINANCIAL INFORMATION FOR THE RELEVANT PERIODS AND RECONCILIATION OF THE NET PROFIT AND NET ASSETS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY PREPARED UNDER HKFRS AS COMPARED TO THOSE PREPARED UNDER PRC GAAP

As part of the submission that the Company has made to the CSRC applying for the A Share Issue, the draft of the Prospectus submitted to the CSRC contains consolidated financial information of the Group for the Relevant Periods prepared under PRC GAAP. To ensure the timely release of such financial information as contained in the Prospectus in Hong Kong and to enable Shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under HKFRS and those prepared under PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods and a reconciliation of the net profit and net assets attributable to equity holders of the Company prepared under HKFRS as compared to those prepared under PRC GAAP.

For more details of the proposed A Share Issue, please refer to the Prospectus, which is prepared in Chinese only and which will be made available on the CSRC's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 19 November 2007 in accordance with Rule 13.09(2) of the Listing Rules.

Consolidated income statement for the years ended 31 December 2004, 2005 and 2006 and for the six months ended 30 June 2007 under PRC GAAP:

	Six months ended	Year ended 31 December		
	30 June 2007	2006	2005	2004
	RMB	*RMB*	*RMB*	*RMB*
Revenues	17,457,960,648.62	30,908,163,358.81	28,625,014,112.77	21,661,580,878.01
Less: Cost of revenues	15,433,839,708.97	28,818,163,667.65	23,545,901,283.73	15,873,474,892.60
Business taxes and surcharges	120,642,904.86	188,799,004.88	172,346,355.90	357,728,426.43
Selling expenses	–	–	–	–
General and administrative expense	317,954,821.65	481,463,214.00	440,981,769.60	406,953,730.58
Financial expense	165,307,340.35	517,677,076.00	409,420,363.14	487,361,409.75
Impairment and losses on assets	-1,767,793.97	14,840,703.06	75,197,362.05	-48,858,501.12
Add: (Losses)/gains on change in fair value	–	–	–	–
Investment income	3,353,447.23	6,459,311.19	5,960,243.23	5,840,525.65
Including: Share of profits less losses of associates	3,353,447.23	6,459,311.19	5,960,243.23	5,840,525.65
Profit from operations	**1,425,337,113.99**	**893,679,004.41**	**3,987,127,221.58**	**4,590,761,445.42**
Add: Non-operating income	12,748,523.90	11,919,406.77	129,884,832.83	44,874,631.66
Less: Non-operating expense	269,682.38	6,480,877.24	10,492,717.84	3,091,318.80
Including: Net losses on disposal of non-current assets	47,803.10	2,507,976.37	830,438.93	270,462.18
Profit before income tax	**1,437,815,955.51**	**899,117,533.94**	**4,106,519,336.57**	**4,632,544,758.28**
Less: income tax	210,240,214.32	224,367,426.46	725,783,722.87	645,071,925.85
Profit for the period/year	**1,227,575,741.19**	**674,750,107.48**	**3,380,735,613.70**	**3,987,472,832.43**
Profit attributable to equity shareholders of the Company	1,223,082,969.95	669,247,492.16	3,378,747,707.54	3,978,677,415.83
Profit attributable to minority interests	4,492,771.24	5,502,615.32	1,987,906.16	8,795,416.60

Consolidated balance sheet as at 31 December 2004, 2005 and 2006 and 30 June 2007 under PRC GAAP:

Assets	30 June 2007		31 December	
		2006	2005	2004
	RMB	*RMB*	*RMB*	*RMB*
Current assets				
Cash and cash equivalents	3,842,028,022.90	2,915,539,320.65	3,426,787,534.20	5,863,367,587.51
Trading financial assets	–	–	–	–
Bills receivable	223,594,960.80	128,796,878.28	122,916,331.86	143,872,182.36
Accounts receivables	5,141,040,325.18	3,655,729,226.55	3,374,423;483.55	2,869,011,607.85
Prepaid expense	41,392,434.67	17,482,982.09	30,863,752.30	12,596,859.11
Other receivables	72,005,318.85	76,800,377.13	41,494,459.37	137,823,031.89
Inventories	696,414,976.61	635,734,100.72	554,721,312.70	250,051,761.57
Other current assets	–	–	–	–
Total current assets	**10,016,476,039.01**	**7,430,082,885.42**	**7,551,206,873.98**	**9,276,723,030.29**
Non-current assets				
Long-term equity investments	91,330,121.82	48,756,811.59	47,591,714.99	46,887,941.86
Property, plant and equipment, net	20,768,105,680.32	20,237,922,764.84	16,907,148,857.20	10,524,073,272.92
Construction in progress	1,908,534,325.31	2,896,897,471.57	3,676,978,594.29	4,576,804,381.68
Intangible assets	13,876,589.61	14,162,934.38	14,718,447.09	685,638.91
Long-term deferred expense	37,208,721.50	67,585,221.29	92,913,375.55	133,598,313.12
Deferred tax assets	23,161,287.73	14,042,123.36	37,935,009.47	44,814,009.42
Other non-current assets	–	–	–	–
Total non-current assets	**22,842,216,726.29**	**23,279,367,327.03**	**20,777,285,998.59**	**15,326,863,557.91**
Total assets	**32,858,692,765.30**	**30,709,450,212.45**	**28,328,492,872.57**	**24,603,586,588.20**

Liabilities and equity	30 June 2007	31 December 2006	2005	2004
	RMB	*RMB*	*RMB*	*RMB*
Current liabilities				
Short-term borrowings	–	400,000,000.00	–	381,520,000.00
Bills payable	–	–	10,000,000.00	–
Accounts payable	3,431,227,314.45	2,472,194,356.12	2,003,958,256.59	1,610,968,586.75
Receipts in advance	315,204,009.54	127,687,095.97	133,569,771.66	22,895,813.66
Staff costs payable	201,280,429.78	160,754,402.29	181,503,624.86	146,525,306.67
Taxes payable	106,611,737.75	110,020,447.31	218,365,767.43	117,713,886.74
Interests payable	52,176,689.73	48,281,032.70	6,998,680.00	7,693,880.00
Dividends payable	145,482,878.43	–	–	472,544,050.35
Other payable	271,937,734.42	185,320,885.10	107,511,739.19	123,361,874.64
Current portion of long-term borrowings	728,093,946.19	1,327,616,061.06	1,052,831,437.32	437,440,827.58
Total current liabilities	**5,252,014,740.29**	**4,831,874,280.55**	**3,714,739,277.05**	**3,320,664,226.39**
Non-current liabilities				
Long-term borrowings	5,001,455,159.90	5,614,585,402.00	5,107,111,890.10	5,014,957,690.00
Long-term Bonds	1,775,487,700.00	–	–	–
Long-term payables	2,773,159,343.35	3,201,056,053.84	2,313,376,749.71	1,618,337,362.53
Provision	25,000,000.00	–	–	–
Deferred tax liabilities	999,840,774.00	860,372,564.08	741,194,936.53	283,828,314.05
Total non-current liabilities	**10,574,942,977.25**	**9,676,014,019.92**	**8,161,683,576.34**	**6,917,123,366.58**
Total liabilities	**15,826,957,717.54**	**14,507,888,300.47**	**11,876,422,853.39**	**10,237,787,592.97**
Equity				
Share capital	6,030,000,000.00	6,030,000,000.00	6,030,000,000.00	6,030,000,000.00
Capital reserve	4,960,058,067.68	4,960,058,067.68	4,960,058,067.68	4,959,713,289.00
Surplus reserve	1,449,378,187.71	1,439,177,889.37	1,374,241,871.44	761,686,322.92
Retained earnings	4,967,138,630.59	3,995,455,958.98	4,142,506,094.45	2,582,313,935.42
Exchange difference	-415,727,009.96	-266,567,154.87	-92,670,233.93	-545,546.65
Equity attributable to equity shareholders of the Company	16,990,847,876.02	16,158,124,761.16	16,414,135,799.64	14,333,168,000.69
Minority interests	40,887,171.74	43,437,150.82	37,934,219.54	32,630,994.54
Total equity	**17,031,735,047.76**	**16,201,561,911.98**	**16,452,070,019.18**	**14,365,798,995.23**
Total liabilities and equity	**32,858,692,765.30**	**30,709,450,212.45**	**28,328,492,872.57**	**24,603,586,588.20**

Reconciliation of the net profit and net assets attributable to the Company's equity holders between PRC GAAP and HKFRS:

Items	As at and for the six months ended 30 June 2007		As at and for the year ended 31 December 2006		As at and for the year ended 31 December 2005		As at and for the year ended 31 December 2004	
(RMB'000)	Profit attributable to the Company's equity holders	Equity attributable to the Company's equity holders	Profit attributable to the Company's equity holders	Equity attributable to the Company's equity holders	Profit attributable to the Company's equity holders	Equity attributable to the Company's equity holders	Profit attributable to the Company's equity holders	Equity attributable to the Company's equity holders
Under PRC GAAP	**1,223,082.97**	**16,990,847.88**	**669,247.56**	**16,158,124.76**	**3,378,747.71**	**16,414,135.80**	**3,978,677.42**	**14,333,168.00**
Difference in accounting treatment on goodwill/ equity investment difference *(Note 1)*	–	46,427.00	–	46,427.00	–	13,281.00	-458.00	13,281.00
Difference in accounting treatment for residual value of property, plant and equipment *(Note 2)*	-11,718.72	251,057.28	151,355.00	262,776.00	111,421.00	111,421.00	–	–
Difference in deferred tax resulted from different tax bases *(Note 3)*	-10,460.93	8,892.09	-33,633.95	27,020.15	-22,917.38	66,139.93	2,818.22	81,238.30
Other differences *(Note 4)*	-64,543.33	-11,436.25	72,241.39	38,893.09	115,530.67	-13,113.73	32,584.36	-114,848.31
Total	-86,722.97	294,940.12	189,962.44	375,116.24	204,034.29	177,728.20	34,944.58	-20,329.00
Under HKFRS	**1,136,360.00**	**17,285,788.00**	**859,210.00**	**16,533,241.00**	**3,582,782.00**	**16,591,864.00**	**4,013,622.00**	**14,312,839.00**

Note 1: The adoption of the new/revised HKFRS and the relevant interpretations resulted in the change of the accounting policy for goodwill in 2005. The Group ceased the amortization of goodwill from 1 January 2005, and goodwill is subject to impairment test on an annual basis, or when indication of impairment arises. Pursuant to Article 5, China Accounting Standards (CAS) 38 – First-time Adoption of Accounting Standards for Business Enterprises, un-amortized equity investment differences arising from business combination under common control should be reversed, and the retained earnings should be adjusted accordingly. The adjusted carrying amount is recognized as the cost on the first-time adoption date. The different accounting treatment leads to the GAAP reconciliation item.

Note 2: The adoption of the new/revised HKFRS and the relevant interpretations resulted in the change of the accounting estimate for property, plant and equipment in 2005, which is a change in accounting estimates. The Group adopted the new Accounting Standards for Business Enterprises and residual values of fixed assets was adjusted from 1 January 2007. The difference in timing of assessment of residual value leads to the GAAP reconciliation item.

Note 3: Deferred taxation under liability method has been recognized under HKFRS whereas no deferred taxation had been accounted for under the previous PRC GAAP. Pursuant to Article 12, CAS 38 – First-time Adoption of Accounting Standards for Business Enterprises, the Group started to recognize deferred taxation under liability method in year 2007, and the changes have been applied retrospectively. The difference in tax bases under PRC GAAP and HKFRS resulted in difference in deferred taxation amounts.

Note 4: The remaining variances were resulted from different accounting estimates and materiality judgment between PRC GAAP and HKFRS. The variances resulted in an increase in net profit of RMB32,584,360 (equivalent to approximately HK$32,584,360), RMB115,530,670 (equivalent to approximately HK$115,530,670) and RMB72,241,390 (equivalent to approximately HK$72,241,390) for the years ended 31 December 2004, 2005 and 2006. These variances were gradually reversed during each period, and the impact of reversal of variance in 2007 resulted in a decrease in net profit of RMB41,360,690 (equivalent to approximately HK$41,360,690), but no impact on net assets.

3. PROFIT FORECASTS

Forecast figures

The Directors forecast that on the bases and assumptions set out below and in the absence of unforeseen circumstances, the forecast net profit attributable to equity holders of the Company for the year ending 31 December 2007 prepared under HKFRS in compliance with Rule 14.62 of the Listing Rules will not be less than RMB3.118095 billion (equivalent to approximately HK$3.118095 billion) (the "**HK Profit Forecast**") and the forecast net profit attributable to equity holders of the Company for the year ending 31 December 2007 prepared under PRC GAAP will be RMB3.230571 billion (equivalent to approximately HK$3.230571 billion) (the "**PRC Profit Forecast**").

Bases and assumptions

The HK Profit Forecast and the PRC Profit Forecast are based on the audited consolidated results of the Group for the six months ended 30 June 2007, the unaudited consolidated results based on management accounts for the three months ended 30 September 2007 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2007 prepared under the respective accounting standards. The Directors prepared the HK Profit Forecast and the PRC Profit Forecast after taking into account the actual shipping volume, the future prospects of the Group and its existing capital structure, as well as the actual bases, operating capacity, future development plan and the basic assumptions described below:

1. There will be no material changes in the existing government policies, laws or regulations (including legal system, regulations or rules), or political, fiscal or economic conditions in countries applicable to the business activities of the Group;

2. There will be no material changes in the tax system and policies, applicable tax rates or other duties in the countries applicable to the business activities of the Group;

3. There will be no material changes in the inflation rates, interest rates or exchange rate of RMB against other currencies;

4. There will be no material changes in the Group's existing shareholding structure and business operations;

5. The operation of the Group will not be adversely affected by the acts of wars, epidemic or terrorism;

6. The Group's operations will not be interrupted as a result of a shortage in supply of containers, container vessels or fuels, and natural disasters which are beyond the management's control;

7. There will be no material adverse changes in world trade which would affect the container shipping industry;

8. There will be no material changes to the current industry situation and market prospect;

9. There will be no material changes to the foreign exchange management system which will adversely affect the Group's cash flow and remittance; and

10. There will be no material adverse changes resulting from irresistible or unpredictable factors.

Letter from the Board

The Board is of the opinion that the HK Profit Forecast has been made after due and careful enquiry. The letter from the Board prepared in accordance with the requirements of the Listing Rules has been lodged with the Hong Kong Stock Exchange.

4. RECONCILIATION OF FORECAST PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY PREPARED UNDER PRC GAAP AND HKFRS

The Directors have reviewed the differences between PRC GAAP and HKFRS that are applicable to the Group and prepared the reconciliation of forecast profit attributable to the equity holders of the Company prepared under PRC GAAP to HKFRS as follows:

(RMB'000)	**Year ending 31 December 2007 (Forecast)**
Forecast profit attributable to equity holders of the Company under PRC GAAP	**3,230,571**
Difference in accounting treatment for residual value of property, plant and equipment	(19,955)
Difference in deferred tax resulted from different tax bases	(15,093)
Other difference	(77,428)
Total difference	(112,476)
Forecast profit attributable to equity holders of the Company under HKFRS	**3,118,095**

Please refer to the section headed "CONSOLIDATED FINANCIAL INFORMATION FOR THE RELEVANT PERIODS AND RECONCILIATION OF THE NET PROFIT AND NET ASSETS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY PREPARED UNDER HKFRS AS COMPARED TO THOSE PREPARED UNDER PRC GAAP" for the nature of the reconciling items.

5. USE OF PROCEEDS OF THE PROPOSED A SHARE ISSUE

Reference is made to the announcement and the circular of the Company dated 9 August 2007 and 15 August 2007 respectively in respect of the proposed A Share Issue. It is intended that the net proceeds from the A Share Issue, after deducting related expenses, will be used to finance the following projects :

(1) Construction of container vessels

Approximately RMB8,800,000,000 (equivalent to approximately HK$8,800,000,000) will be used to construct 8 container vessels in the PRC and 8 container vessels outside the PRC.

(2) Acquisition of assets related to container shipping business

Approximately RMB2,000,000,000 (equivalent to approximately HK$2,000,000,000) will be used to acquire assets related to the Company's core business, i.e. container shipping. Such assets mainly include shareholdings in companies which own ports or which carry on the business of the leasing or manufacture of containers or related businesses, which are owned by China Shipping (Group) Company. As at the date of this announcement, the Company has not yet determined which assets owned by China Ship (Group) Company will be acquired and there are no negotiations or agreements relating to such intended acquisitions. In the event that any of such intended acquisitions materialises, the Company will comply with the applicable disclosure, reporting and/or shareholders approval requirements under the Listing Rules accordingly.

(3) Strengthen the Company's working capital base and repay bank loans

Approximately RMB1,200,000,000 (equivalent to approximately HK$1,200,000,000) will be used to strengthen the Company's working capital base and repay bank loans in order to improve the Company's financial situation and satisfy the strategic development and operation requirement of the Company.

In the event that the net proceeds from the A Share Issue are more than the total amount required for the above projects, the surplus amount will be used to strengthen the Company's working capital base.

6. DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"HKFRS"	Hong Kong Financial Reporting Standards
"PRC GAAP"	the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006, and other relevant accounting regulations as promulgated in the PRC

"Prospectus"	the prospectus to be issued by the Company in relation to the proposed A Share Issue, a draft of which will be available on the CSRC's website and the Hong Kong Stock Exchange's website after closing of trading on the Hong Kong Stock Exchange on 19 November 2007
"Relevant Periods"	the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2007

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
19 November 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.00.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END